





Alcan Investor Workshop

Toronto, October 3, 2006

Michael Hanley
Executive Vice President and Chief Financial Officer




A380
A380

Forward Looking Statements

Statements made in the course of this presentation which describe the Company's or management's objectives, projections, estimates, expectations or predictions may be "forward-looking statements" within the meaning of securities laws. All statements that address the Company's expectations or projections about the future including statements about the Company's growth, cost reduction goals, operations reorganization plans, expenditures and financial results are forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and actual actions or results could differ materially. Reference should be made to the most recent Form 10-Q or 10-K for a summary of factors that could cause such differences. In addition, certain non-GAAP measures are used which are reconciled to the comparable GAAP measures herein or on the Company's website at www.alcan.com in the "Investors" section.

Agenda

Well Positioned for Profitable Growth

- Business Context
- Performance Against Targets
- Business Process Excellence
- Risk Management
- Capital Allocation
- Investment Thesis

Business Context
Portfolio Optimization

		2004		2005		2006
		H1	H2	H1	H2	H1
M&A	Buy	+ Pechiney + Ningxia Smelter		+ Parkside (Pack.)	+ Prewired systems (EP)	+ Thailand (Pack.)
	Sell		− Non Core Trading (EP)	− Aluminium de Grece − Novelis − Ferroalloys (EP)	− PET bottles (Pack.)	− N.A. Bottles (Pack.) − Affimet (Primary)
Organic	Open				+ Slovakian extrusions (EP)	+ Reidsville Tobacco (Pack.) + Australian winecaps (Pack.)
	Close	− Arvida Smelter	− Mass Transport Systems (EP)		− Lannemezan Smelter	− Workington (EP) − Steg Smelter

Business Context

Margins Expanding With Favourable 2006 Trends

	2004 vs. 2003	2005 vs. 2004	2006 Forecast vs. 2005
		%	
Aluminum	+21	+10	+35
Currencies			
CAD	+7	+7	+7
AUD	+12	+3	-2
Euro-like	+9	-	+1
Input Costs			
Resins	+18	+15	+15
Oil	+33	+41	+19
Caustic	-14	+150	-4
Coke	+10	+21	+2
Gas	+12	+46	-22

Performance Against Targets

Metric	Target	1H-06	2005
Return on capital employed [1]	Cover COC by 2008	13.5% [2]	6.7%
Operating EPS growth [3]	15% / year	76%	39%
Cash from continuing operations	Min. $2B from 2006	$1.1B	$1.5B
Debt to Capital	35%	35%	40%

[1] Operating – see definition in Appendix
[2] Annualized
[3] Trailing 4 quarters adjusted for spin-off of Novelis

Note: Targets based on 5-year plans and forward rates for currency and metal as at September 2005

Performance Against Targets

ROCE* (%)



15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
CAGR = 15%
2001
2002
2003
2004
2005
1H06

* See definition in Appendix

Earn cost of capital by 2008

Operating EPS (US$ / share)



3.00
2.00
1.00
0.00
CAGR = 17%
2001
2002
2003
2004
2005
1H06

15% growth per year

Note: 2001-2004 results include Novelis

Performance Against Targets

Cash from Operations (US$M)


2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
1H06

Minimum $2b starting in 2006

Debt to Capital (%)


50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
1H06

35%

Note: 2001-2004 results include Novelis

Business Process Excellence

Controllable Value Drivers

An update on progress from last year…

- BGP margin improvement
- Procurement excellence
- Continuous improvement
- SG&A optimization
- Working capital management
- Capital spending management

Business Process Excellence

Continuous Improvement



Annual EVA ($M)
160
140
120
100
80
60
40
20
0
10
90
150
2004
2005
2006
Implemented Projects

- A potential additional $100 M in projects underway
- 400 active black belts trained or in training
- 2600 green belts trained or in training
- 400 executives trained as yellow belts

SG&A Expenses



$M
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
8%
7%
6%
5%
4%
3%
2%
1%
0%
2001
2002
2003
2004
2005
1H06
SG&A
SG&A as a % of rev

- Comprehensive, focused cost management program in place
- Clearly defined strategies to reduce costs over next 2-3 years
- Progress already made toward target of 6% of revenues by end of 2007 (2005: 6.9%, 2006 ytd: 6.3%)

Business Process Excellence

Working Capital Management


$M
3,000
2,500
2,000
1,500
1,000
500
-
60
50
40
30
20
10
0
Days
2001
2002
2003
2004
2005
1H06
Total Working Capital
Days Working Capital

- Disciplined management:
  - positive trend in days working capital
  - working capital down in 2005 despite high aluminum prices
- First half of 2006 reflects normal seasonal build up and high aluminum prices

Capital Expenditure Management


$M
1,800
1,500
1,200
900
600
300
0
2001
2002
2003
2004
2005
1H06
Sustaining Capex
Growth Capex
Depreciation

- Sustaining capex signficantly below depreciation
- Sustaining capex continues to be subject to disclipined process

Risk Management

A Complete and Integrated Process

"Cash flow at risk" methodology
- Gross and net exposures
- Scenario simulations

- Acceptable cash flow volatility
- Risk Management Committee
- Board of Directors



Measurement
Strategy definition
Strategy execution
Compliance monitoring

- Risk Measurement and Control Group
- Internal audit
- Business Group Finance Directors

- Executive Committee/Board of Directors: portfolio composition
- Business Groups: operations
- Corporate Finance: capital structure, insurance, derivatives

Risk Management

Key Relative Cash Flow Exposures


Oil
Gas
CAD
Aluminum
AUD
Euro-like
Pitch
Coke
Caustic
Alumina

- Aluminum represents over 50% of Alcan's total cash flow exposure
- Canadian dollar, Australian dollar and Euro-like currency exposures combined are also significant…
- However, currency correlation with LME provides some degree of "natural" cash flow volatility reduction.

Risk Management
Hedged and Fixed-Price Sales

Sale type as % of primary production


2006-7
10%
15%
75%
2008
15%
85%
LME 3-mnth + Premia
Fixed Price Sales
LME Hedged Sales

- Change in approach in late 2005
- Previous approach maintained a degree of LME hedged sales plus "natural" fixed price sales obtained through normal business operations
- Current approach maintains only "natural" fixed price sales as they are entered into during normal course of business
- LME hedged sales run out by 2008
- Weighted average price of remaining LME hedged sales is around $1,750/t
- Average maturity of fixed price sales around 2-3 quarters

Capital Allocation

Balancing Profitable Growth, Shareholder Returns and a Strong Balance Sheet



Operating Cash Flow less Sustaining Capital
Growth Initiatives
Return to Share-holder
B/S Streng-thening
Organic
M&A
Dividends
Share Buybacks
Debt Reduction
Pensions

Alcan Investment Thesis

Well Positioned for Profitable growth

- Modern and cost efficient upstream assets
  - Opportunities to reach and maintain 1st quartile positions
  - Technology and power advantages
- Downstream businesses in profitable markets with competitive positions
  - Significant margin improvement potential
  - Leading technology and market positions in selected segments
- Financial strength and flexibility to pursue profitable growth without compromising financial and capital allocation discipline
- Proven track record in managing for value

APPENDIX

Key Economic Sensitivities

	Change in Full Year Average	NI ($M)	EPS ($/share)
Aluminum	+US$100/mt	$170	$0.45
Currency			
CAD	+US$0.10	$(110)	$(0.29)
European	+US$0.10	$(56)	$(0.15)
AUD	+US$0.10	$(40)	$(0.11)

Return on Capital Employed Definition

Income =
Operating earnings
+ Minority interest
+ Interest (after-tax)

Average Capital Employed =
Total debt and borrowings
+ Net deferred income taxes
+ Minority interests
+ Preference shares
+ Common shareholders' equity

ALCAN